UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 6, 2024

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

1st Floor, 27 Soho Square,

London, W1D 3QR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 6, 2024, Genius Sports Limited (the “Company”) issued an interim report for the three and six month periods ended June 30, 2024. A copy of the interim report is attached hereto as Exhibit 99.1. The information contained in Exhibit 99.1 is incorporated by reference into the Company’s registration statements on Form F-3 (File No: 333-265466 and 333-279227) and on Form S-8 (File Nos: 333-264254, 333-266904, 333-269093 and 333-278001).

In addition, on August 6, 2024, the Company issued a press release announcing the second quarter 2024 financial results for the Company. A copy of the press release is attached hereto as Exhibit 99.2.

As previously disclosed, on April 29, 2024, the Company entered into a credit agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90 million senior secured revolving credit facility (the “Credit Agreement”). On July 10, 2024, the Company amended the Credit Agreement to include an additional $30 million contribution from Goldman Sachs Bank USA increasing the total facility size to $120 million (the “Amendment to the Credit Agreement”). The foregoing description of the Amendment to the Credit Agreement is qualified in its entirety by reference to the Amendment to the Credit Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein. The Amendment to the Credit Agreement shall be deemed to be “filed,” not “furnished,” for purposes of the Securities Exchange Act of 1934, as amended.

EXHIBITS

Exhibit No.	Description

99.1	Genius Sports Limited interim report for the three and six month periods ended June 30, 2024.

99.2	Press release dated August 6, 2024.

10.1	Amendment to the Credit Agreement, dated July 10, 2024, between Genius Sports SS, LLC, Genius Sports Media Inc., Genius Sports Technologies Limited, and Genius Sports UK Limited, as the Borrowers, the lenders party thereto, the other loan parties thereto, Citibank N.A., as administrative agent, joint lead arranger and sole bookrunner and Deutsche Bank Securities Inc. as a joint lead arranger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: August 6, 2024	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer

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